UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (“Bradesco”) informs its shareholders and the overall market that Atlântica Hospitais e Participações S.A. (“Atlântica”), company of investment in hospitals, indirect subsidiary of Bradesco and Bradseg Participações S.A., this last one controlling company of Bradesco Seguros Group, has signed, on this date, an Investment Agreement with Rede D’Or São Luiz S.A. Group (“Rede D’Or") for the creation and joint action in a new hospital network (“Atlântica D’Or”) in order to invest in, build, develop and operate general hospitals which are currently at an advanced stage of construction by Rede D’Or in the areas of Macaé-RJ, Alphaville-SP and Guarulhos-SP, as well as to analyze the potential joint development of future new hospitals in other locations (“Partnership”), especially in Taubaté and Ribeirão Preto, both in the State of São Paulo, whose assets have already been offered to Atlântica.

Atlântica D’Or shall be structured by the parties by means of a corporate structure, in the proportion of 50.01% for Rede D’Or and 49.99% for Atlântica, which will allow Atlântica to hold a direct shareholding in the company that owns the hospital assets and an indirect shareholding in companies called SPEs, which will own the respective hospital properties. Rede D’Or will be responsible for the medical management of the hospitals.

The Partnership is aligned with the strategy of Atlântica to invest in healthcare value chain by means of partnerships with players stablished in hospitals operations.

The conclusion of the Partnership is subject to the compliance with certain customary suspensive conditions in operations of this nature, including the appropriate regulatory approvals.

Cidade de Deus, Osasco, SP, May 8, 2024

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2024

BANCO BRADESCO S.A.

By:	/S/ André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.